THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

August 4, 2022

Via Email and EDGAR

Mr. Rufus Decker

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.

Form 10-K for the fiscal year ended December 31, 2021 filed March 4, 2022

Item 2.02 Form 8-K filed February 22, 2022

File No. 333-48123

Dear Mr. Decker and Ms. Cvrkel,

On behalf of The Hackett Group, Inc. (the “Company”), set forth below is the Company’s response to your comment letter dated July 29, 2022, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 (the “Form 10-K”) and the Company’s Item 2.02 Form 8-K filed with the SEC on February 22, 2022.

The responses are keyed to correspond to the numbered paragraphs in your comment letter, which have been retyped herein in bold for ease of reference.

Financial Statements

Note 1. Basis of Presentation and General Information

Segment Reporting, page 42

1.

We have considered your May 6, 2022, and June 14, 2022, supplemental responses to our segment comments and the information provided on our July 21, 2022, call with you. Based upon the information provided, we object to your conclusion that you have only one operating segment. Also, it appears that your practices may represent your operating segments. Please provide us with a revised analysis of your operating and reportable segments in accordance with ASC 280. To the extent you conclude that aggregation of any of your operating segments is appropriate, also provide us with a detailed discussion of how you concluded each of the aggregation criteria were met. Refer to ASC 280-10- 50-1, 50-10 and 50-11.

Response

We acknowledge the Staff’s comments. We refer to our previously shared responses dated May 6, 2022, and June 14, 2022, as well as our call on July 21. We respectfully recognize your objection to our conclusion that the Company is one operating segment and as a result a single reportable segment.

Based on our conversations to date, we continue to believe that our practices do not meet the requirements to be considered operating segments. However, we also appreciate the need to clarify some of our previous comments to articulate this position. We have provided our analysis below, along with clarifications that we believe will articulate this position.

Per our discussion with you previously, we want to highlight our assessment of practices as components within the guidance of ASC 280-10-50-1 in determination of our operating segments:

An operating segment is a component

1(a) – That engages in business activities from which it may earn revenues and incur expenses—our practices engage in business activities through provision of services to our customers, earn revenues and incur expenses as we previously discussed with you.

1(b)—Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance – as we will clarify further in this response, we note that our chief operating decision maker (“CODM”), Mr. Ted Fernandez, does not review the financial information made available at the practice level to make practice specific resource or capital allocations that directly impact the performance of practices.

1(c) – For which discrete financial information is available – discrete financial information is available and reported to our CODM on a quarterly basis to evaluate consolidated results of the Company.

To articulate our views related to 1(b), we note that the CODM makes decisions about the allocation of resources/capital that are specifically viewed as invested dollars based on where that investment will yield the highest return over a long period of time. The return is based on revenue growth and margin of our primary marketed solutions which do not represent practices.

To further clarify our comment in our May 6, letter that “For go-to-market and resource management purposes, the Company’s consultants are grouped into various competency groups referred to as practices. Revenues and operating expenses for each practice have similar characteristics and are subject to the same factors, pressures and challenges.” We would like to highlight that our goal as a company is to bring to market our most comprehensive and differentiated offerings/solutions that incorporate the capabilities of many practices that leverage our unique benchmarking data and best practice insight. This allows us to address the client’s request more efficiently and powerfully than other consultancies and allow us to incorporate both our deep understanding of business process and technology or digital enablement. Our practices provide various interrelated or complementary competencies, which are frequently bundled together to achieve this objective. While it is important for personnel management, personnel training, and efficiency of project delivery to group personnel in practices, our strategy to sell and deliver comprehensive differentiated solutions is not practice-centric. As a result of this solution- centric approach to our go-to-market strategy, our practices succeed or fail based on their level of collaboration with other practices aligned around our primary market solutions.

In this context, we further want to clarify our June 14 letter comment that “major operational and financial decisions are made by the CODM”. Our CODM’s focus on allocation of resources, i.e., invested dollars, as noted above, is practice agnostic and is based on company-wide strategic activities such as new solutions or offerings, significant sales related investments, technology investments, acquisitions, divestitures, and investment in our internal client service organization (e.g., human resource, information technology, legal, office administration, executive and finance departments). These enterprise-wide allocation decisions are made based on overall company performance rather than the contribution of any given practice, as many of the investments made are intended to benefit the total company.

Our practices are led by practice leaders who are responsible for decisions that impact the contribution of that team. We want to clarify our June 14 letter that “all key operating decisions are made at a practice level”. We want to highlight that our reference to “key operating decisions” refers to practice level day to day activities that are operational in nature, such as:

•	Development and training of consultants on Hackett IP and sales and delivery methods

•	Deployment of personnel

•	Leading engagement sales opportunities to fulfill revenue goals

•	Managing utilization and margins

•	Personnel performance evaluation, related hiring and firing decisions

These activities are practice specific and operational in nature and are not those strategic decisions that our CODM takes as described above. Our practice leaders in conjunction with our COO, rather than our CODM, handle these operational activities and have the authority to make decisions over these activities without CODM approval. These activities do not result from strategic resource/capital investment allocation decisions, and they focus on personnel deployment and performance, and are focused on client service and project execution. Our COO monitors practice performance to ensure that utilization goals, headcount, and other progress to expected performance are on track. We believe these are daily management decisions and not considered strategic investment decisions which determine where the organization’s capital and resources are allocated which are made by our CODM.

To achieve these practice level operational objectives discussed above, practice leaders are involved in the annual plan and forecasting process related to the practices over which they have oversight. The annual plan process includes consolidated company-wide goal setting led by CODM that starts with a consolidated outlook focusing on:

•	Fiscal year consolidated revenue growth

•	Fiscal year EPS growth

•	New solutions and offerings

•	Investment dollars required to achieve consolidated goals (not specific to any individual practice)

Our CODM and our Board of Directors do not engage in practice specific discussions during the annual plan approval process. Once the consolidated objectives are set and approved by CODM and Board of Directors, these objectives are then disseminated to practice leaders through the COO, who then determine execution strategies for their respective practice.

Further, we highlight that the practice level financial results that are provided on a quarterly basis to the CODM do not truly represent the complete practice performance. We note that personnel within each of the practices are commonly deployed to work on projects that are sourced, sold, and led by the other practices. Therefore, the pursuit costs, which can be substantial, are borne by the lead practice, while the revenue associated with the individuals from other practices (e.g., hours x rate) flows back to the practice where the individual is assigned and is not reported in the practice that secured the project. Furthermore, a practice that is utilizing cross deployed personnel may also experience results that otherwise don’t accurately depict their performance. The organization highly encourages utilizing personnel available in a practice over hiring additional personnel if the capability required is available within the organization. We do not allocate any of the sales pursuit costs internally between practices for cross deployed personnel, and thus the practice revenue and gross margin as reported are distorted, which minimizes the value of the discrete practice level financial information provided to the CODM quarterly. Additionally, we do not communicate any practice specific performance or forecast externally.

We understand that the Staff has placed emphasis on the financial information provided to the CODM with the presumption that if information is included in the reporting package provided to the CODM, it must be used by the CODM to assess performance and allocate resources. We also understand that the Staff has stated that inclusion of discrete financial information should not be the only factor considered in the operating segment analysis. Rather, the evaluation is dependent on both the availability and the use of this information.

We believe that we have documented that while discrete practice level financial information is available, given the high interdependence to their practices and company-wide initiatives, it is not used by our CODM to allocate resources and assess performance of practices, but rather to aid in the review of the overall consolidated results of the Company. As a result, we do not believe that our practices meet all the requirements to be considered operating segments as defined with ASC 280.

However, we recognize your objection to our historical conclusion and presentation of one operating segment and have reconsidered the guidance in ASC 280 in the context of your objection. While we continue to believe that management operates and assesses the Company’s performance as a single operating segment, we will revise our financial presentation prospectively to reorganize our segment determination to comply with ASC 280 and report the following three reportable segments: S&BT, EEA and International. The primary reason for the S&BT grouping is based on the frequency with which the respective practice capabilities are bundled and sold together to respond to our client solution requests. For EEA, it is the similarity of technology related skillsets of these practices. For International, it is due to the distinct requirements of the international regions. While International does not exceed the quantitative thresholds in ASC 280-10-50-12 for two of the three latest years presented, we have elected to present this as a separate reportable segment allowed by ASC 280-10-5-12.

Beyond the practice inter dependencies or commonality of skills or offering within these service groups, other considerations such as overall management structure, annual plan and forecast setting and basis for executive compensation were also considered in our evaluation. As previously discussed, they provide evidence that if the Company is believed to be managed and evaluated at other than enterprise-wide level, these service groupings should be considered operating segments prospectively, rather than the practices.

To effect the changes, starting in the fiscal third quarter of 2022, we will eliminate the practice level discrete financial information and provide the service grouping information (S&BT, EEA and International) to our CODM, and we will include appropriate segment disclosures required per ASC 280 for these three service groupings. Additionally, we will disclose all segment information around the service groupings on a comparable basis in the third quarter of 2022 interim financial information as allowed by ASC 280-10-50-36. While we understand there is judgement in this determination, we believe the investment community will have the information required to meet the objectives of ASC 280.

2.

Your disclosure on page 37 indicates that goodwill has been assigned to your “The Hackett Group” and “Hackett Technology Solutions” reporting units. Please tell us how the reconsideration of your operating segments referenced in our comment above changes your reporting units and explain how any change in reporting units impacts your impairment analysis for each of the periods presented in your Form 10-K. Refer to ASC 350-20.

Response

As noted to our response in #1 above, we will prospectively present three reportable segments comprising of three operating segments and three reporting units: S&BT, EEA and International. Per ASC 350-20-55-8, we noted that components that share similar economic characteristics but relate to different operating segments may not be combined into a single reporting unit.

Thus, while The Hackett Group reporting unit has been historically comprised of S&BT and International, we believe it is appropriate to separate the components that carry goodwill accordingly, which results in two reporting units, S&BT and International. Hackett Technology Solutions historically and prospectively is comprised of EEA.

Based on the determination of three reporting units, we have concluded there was no impact to our impairment analysis in any period presented.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please direct such questions to the undersigned at (786) 497-7820 or rramirez@thehackettgroup.com.

Sincerely,

/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer